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Exhibit 4.4

HUDBAY MINERALS INC.

Management's Discussion and Analysis of
Results of Operations and Financial Condition
Year Ended December 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to HudBay Minerals Inc.

        You should read this Management's Discussion and Analysis ("MD&A") in conjunction with our consolidated financial statements for the year ended December 31, 2004 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Our consolidated financial statements include the results of Hudson Bay Mining and Smelting Co., Limited ("HBMS") for only the ten-day period ended December 31, 2004. Included herein is unaudited information relating to HBMS results of operations for the twelve-month period ended December 31, 2004. All figures are in Canadian dollars unless otherwise noted.

        This MD&A contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding our future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in documents that we have filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

        Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on our website at www.hudbayminerals.com.

Overview

        We are an integrated mining and metal processing company that operates mines and concentrators in Northern Manitoba and Saskatchewan, Canada and a metal processing complex in Flin Flon, Manitoba.

        On December 21, 2004, we acquired indirectly all of the outstanding shares of HBMS, realizing our strategy of acquiring high-quality mining assets at an advanced stage of development or in production.

Nature of HBMS Business

        Through HBMS we undertake exploration and development activities, primarily within economic transportation distance of our metal processing complex located in Flin Flon, Manitoba. Our production facilities consist of four operating mines, two concentrators and metallurgical facilities consisting of a zinc plant and copper smelter complex for the extraction of zinc and copper with gold and silver by-products. The Trout Lake, Konuto and 777 mines are located in the Flin Flon area, and ore from these mines is processed through the Flin Flon concentrator. The Chisel North mine and concentrator are located in the Snow Lake area. A downstream operating division of HBMS, Zochem, consumes on average between 25% and 30% of HBMS' zinc production to produce zinc oxide.

        Between 1998 and 2004, HBMS invested approximately $435 million executing the 777 Project, which involved construction of the new 777 mine in Flin Flon, development of the Chisel North mine near Snow Lake, expansion of the Flin Flon concentrator capacity from 1.81 million to 2.18 million tonnes per year, and expansion of the Flin Flon zinc plant, including construction of a state-of-the-art electrolytic cellhouse with capacity to support annual production of 115,000 tonnes of cast zinc.

        In 1998, and in support of the 777 Project, HBMS entered into an amending agreement in respect of certain of its collective bargaining agreements. The amending agreement prohibits strikes and lockouts through 2012 and provides for binding arbitration in the event that negotiated contract settlements are not achieved.

        The 777 Project, the labour amending agreement, closure of the Ruttan mine and a labour restructuring and efficiency improvement project in 2003 have resulted in a smaller workforce, higher labour productivity, lower unit operating costs, and improved zinc and copper grades.

        Our objective is to operate the HBMS zinc plant and copper smelter at full capacity at all times. We use purchased concentrate to fill excess plant capacity not utilized in the processing of concentrate produced from HBMS mines. As such, requirements for purchased concentrate are determined by plant capacity and production capability at our mines. For the period January 1, 2002 to December 31, 2004, 53.2% of HBMS copper production came from HBMS mines, while the remaining 46.8% came from purchased concentrate. During the same period, HBMS mines contributed 90.3% of total zinc production with only 9.7% being sourced from purchased concentrate. The contribution to income earned from processing purchased concentrate is dependent upon the treatment and refining charges (TC/RCs), as well as the freight cost (net of any credit from the vendor) of transporting the concentrate to Flin Flon. TC/RCs are set by the market on the basis of supply and demand for concentrate. Freight credits are generally set at parity with transport cost to a major world port. Fluctuations in TC/RCs and ocean freight costs can affect the extent to which economic purchased concentrate is available to us. As well, purchased concentrate availability can also be affected by operational changes at the concentrate supplier's mines.

        Metal sales volumes for any given period are affected by the volume and grade of ore mined, metal recovery through the concentrator and grade of purchased concentrate. HBMS sells substantially all of its copper anode, cast zinc and zinc oxide to Considar Metal Marketing Inc. ("CMM"), a wholly-owned subsidiary of Considar Metal Marketing S.A. ("CMMSA"), which is a joint venture company that is 50% owned by HBMS. CMM contracts with the White Pine copper refinery and other third parties to refine copper anodes into market-standard cathodes, and to simultaneously extract the contained precious metals from the anodes. The copper cathodes and precious metals are sold at market prices. Cast zinc slabs and blocks and zinc oxide are sold by CMM to customers in Eastern Canada and the United States. Sales of zinc oxide typically generate less than 10% of our revenues. The financial results of CMMSA are proportionately consolidated in our financial statements with effect from December 21, 2004.

Other Activities

        In addition to HBMS' operations and exploration activities, we own 100% of four projects:

  •
  the Balmat Mine, a development zinc property in New York State, which is currently being evaluated for possible restart of mining operations;

  •
  the Gay's River Mine, a development zinc/lead/gypsum property in Nova Scotia, Canada, which is currently being evaluated for future mining operations;

  •
  the Southwestern Ontario Project, a zinc exploration project comprised of mineral leases covering approximately 10,500 hectares; and

  •
  the San Antonio Project, an exploration project in Chile.

Summarized Financial Results

        The following table sets out summary consolidated financial information for us as at and for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004(1)	2003(2)	2002(2)
	(thousands, except loss per share information)
Statement of Operations
Sales	$13,327	$—	$—
Net loss	(9,920)	(5,455)	(1,213)
Per Common Share:
Basic and diluted loss	$(1.12)	$(1.45)	$(0.53)
Balance Sheet:
Cash and cash equivalents	$64,553	$2,114	$195
Total assets	642,697	11,865	4,333
Total long-term debt and capital leases, excluding current portion	235,248	1,039	—
Shareholders' equity	152,766	9,032	3,029

Note:

(1)
Includes ten days of HBMS reporting only.

(2)
Restated to give effect to the change in accounting policy relating to exploration costs.

Quarterly Information

        The following table sets forth our selected consolidated financial information for each of the eight most recently completed quarters.

	2004				2003(1)
	Q4	Q3(1)	Q2(1)	Q1(1)	Q4	Q3	Q2	Q1
	(in thousands, except per share information)
For the period:
Net revenue	$13,308	$6	$7	$6	$3	$5	$—	$—
Net loss	(2,891)	(3,282)	(2,083)	(1,664)	(3,429)	(1,359)	(365)	(302)
Per Common Share
Basic and diluted loss	(0.18)	(0.45)	(0.30)	(0.29)	(0.65)	(0.38)	(0.11)	(0.10)

Note:

(1)
Restated to give effect to the change in accounting policy relating to exploration costs

Results of Operations

        The following table sets out the contribution of HBMS to our operating results in the year ended December 31, 2004:

	HudBay (excluding HBMS) Year ended December 31, 2004	HBMS Ten-day period ended December 31, 2004	Consolidated Year ended December 31, 2004
	(thousands)
Sales	$—	$13,327	$13,327
Operating costs	(3,457)	(10,624)	(14,081)
General and administrative	(3,609)	(325)	(3,934)
Stock option compensation	(1,193)	—	(1,193)
Write off of deferred charges	(620)	—	(620)
Depreciation and amortization	(241)	(1,202)	(1,443)
Accretion	(69)	(69)	(138)
Exploration	(1,734)	—	(1,734)
Debenture prepayment premium	(761)	—	(761)
Foreign exchange gain (loss)	3,581	(2,019)	1,562
Other income	46	57	103
Gain on derivative instruments	—	78	78
Interest expense	(951)	(608)	(1,559)
Income tax recovery	397	76	473

Loss for the period	$(8,611)	$(1,309)	$(9,920)

The Company (excluding HBMS)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        We incurred a loss of $8.6 million for the year ended December 31, 2004, compared to a loss of $5.5 million for the year ended December 31, 2003.

        Operating costs increased to $3.5 million for the year ended December 31, 2004, from $1.5 million for the year ended December 31, 2003, principally because of costs associated with the Balmat Mine, which we acquired in September 2003 and is currently held on a care and maintenance basis. The costs of maintaining the Gay's River Mine property are also included.

        General and administrative expenses increased to $3.6 million for the year ended December 31, 2004 from $2.4 million for the year ended December 31, 2004. The increase primarily reflects the addition of senior management, and increased operating, acquisition and financing activities. A severance payment and retention payments arising out of the acquisition of HBMS are also included in 2004. Costs for 2003 included a provision for bad debt expense of $0.7 million in connection with the sale of the San Antonio property, and there was no comparable provision in 2004. We regained control of the San Antonio property following the failure of the purchaser to complete scheduled payments.

        We recorded stock option compensation of $1.2 million during the year ended December 31, 2004, primarily in relation to the expense of 466,667 options granted to our former executive officers in July and November 2004. The expense of $1.5 million in 2003 relates primarily to grants of options to individuals who were, at that time, executive officers and directors.

        During 2004 we incurred costs of $0.6 million in connection with plans to list our common shares on the London Stock Exchange's Alternative Investment Market. We abandoned the listing during the third quarter of 2004 and all related costs were written off. There was no comparable expense in 2003.

        As a result of the issuance of US$175 million senior secured notes by HBMS in December 2004, we were required to repay the $2.6 million principal amount of secured convertible debentures issued in December 2003 and January 2004. Depreciation and amortization expense for the year ended December 31, 2004 of $0.2 million includes the amortization and write-off of $0.2 million of issue costs relating to these debentures. A further amount of $0.8 million has been recorded as debt settlement expense in connection with repayment of the debentures. For accounting purposes under GAAP, we segregated the debentures into their debt and equity components: interest expense for the year ended December 31, 2004 of $1.0 million includes $0.3 million interest paid on the debentures plus $0.6 million accreted interest in respect of the equity component of the debentures that was established as $1.2 million at the date of issuance. The difference of $1.1 million between the $1.2 million carrying value of the equity component and the fair value of $0.1 million as at December 23, 2004, has been credited to retained earnings.

        A foreign exchange gain of $3.6 million was recorded for the year ended December 31, 2004. This includes a gain of $3.8 million arising from the revaluation of our senior secured notes in the amount of US$175 million, at the December 31, 2004 rate of exchange.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        During 2003 and 2002, we did not have any revenue other than interest earned. Our loss increased during 2003 to $5.5 million from $1.2 million during 2002. The increased loss resulted from, among other things, increased care and maintenance expenses arising in connection with the acquisition of the Balmat Mine, increased costs associated with various other acquisition projects, write-down of accounts receivable and stock option compensation expense.

        Operating costs for the year ended December 31, 2003 increased to $1.5 million from $0.1 million in 2002, principally because of the costs associated with the Balmat Mine. Expenditures in 2002 primarily related to the Gay's River Mine.

        General and administrative expenses for the year ended December 31, 2003 were $2.4 million compared with $0.6 million in the previous year. This increase primarily relates to professional fees and travel expenses associated with several initiatives to acquire major zinc operations and fees paid with respect to financings that did not materialize. In addition during 2003, we made a $0.7 million provision for bad debts reflecting the write-down of the receivable arising from the sale of the San Antonio Project in Chile in 2002.

        A foreign exchange gain of $0.2 million was recorded for the year ended December 31, 2003, primarily on account of the translation of the financial statements of our U.S. subsidiary, St. Lawrence Zinc Company LLC, into Canadian currency. A loss of $4,000 was recorded in 2002.

        Stock option compensation expense of $1.5 million charged in 2003 reflects the application of the fair value method of accounting for stock options granted to employees and consultants during the year. In 2002, all options granted were capitalized to exploration and development projects.

HBMS

Period from December 21, 2004 to December 31, 2004

        Our consolidated statement of operations includes the operating results of HBMS for the ten-day period ended December 31, 2004. For this period, sales were $13.3 million, operating costs were $10.6 million and general and administrative costs were $0.3 million. Including an exchange loss of $2.0 million arising from U.S. denominated net assets and interest of $0.6 million, the net loss for the period was $1.3 million. The results of HBMS operations prior to December 21, 2004 are not audited and not included in our consolidated financial statements. Information on the results of HBMS' operations for the twelve-month period ended December 31, 2004 is provided below under the heading entitled "Supplemental Information on HBMS Results for the full year 2004".

Cash Flows, Liquidity and Capital Resources

        The following table sets out the contribution of HBMS to our cash flows from operating activities for the year ended December 31, 2004:

	HudBay (excluding HBMS) Year ended December 31, 2004	HBMS Ten-day period ended December 31, 2004	Consolidated Year ended December 31, 2004
	(thousands)
Operating activities
Loss for the period	$(8,611)	$(1,309)	$(9,920)
Items not affecting cash	(1,108)	1,813	705
Change in non-cash working capital and other	2,218	(231)	1,987

Cash generated by (required for) operating activities	(7,501)	273	(7,228)
Cash generated by (required for) financing activities	344,457	(17)	344,440
Cash required for investing activities	(270,961)	(3,123)	(274,084)
Foreign exchange loss on cash held in foreign currency	—	(689)	(689)

Increase (decrease) in cash and cash equivalents	65,995	(3,556)	62,439

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        As of December 31, 2004, we had cash and cash equivalents of $64.6 million compared to $2.1 million at December 31, 2003.

        Our liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance and development of our mines and facilities, to fund working capital needs, and to meet our debt service requirements. Our primary sources of liquidity are cash generated from operating activities and amounts available to us under our line of credit. During 2004 HBMS generated sufficient cash flow from operations to meet all of its operating and capital requirements.

        We have an interest free loan from the Province of Manitoba that is secured by an irrevocable standby letter of credit. In June, 2004, 2003 and 2002, HBMS made repayments of $2 million in accordance with the terms of the loan agreement. The undiscounted balance at December 31, 2004 was $17.5 million. Under the terms of the agreement with the Province, the loan is repayable in installments of $2 million in 2005, $4 million in each of 2006 and 2007 and $7.5 million in 2008.

        Cash required for our operating purposes (not including HBMS) was $7.5 million during the year ended December 31 2004, compared with $3.5 million in the same period in 2003. The increased requirement for cash reflects the greater operating loss for the period, attributable primarily to increases in management fees, mine care and maintenance, and debenture interest. HBMS contributed cash from operations of $0.3 million for the ten-day period from December 21, 2004 to December 31, 2004.

        Financing activities on a consolidated basis generated $344.5 million during the year ended December 31, 2004, compared with $8.5 million during the previous year. We raised $6.7 million, net of costs, by way of private placements of shares and warrants and $132.8 million, net of costs, by way of a public issue of subscription receipts in December 2004. In addition we raised $205.1 million, net of costs, through the issuance of US$175.0 million principal amount of 9 5/8% senior secured notes in December 2004.

        Investing activities used cash of $274.1 million in the year ended December 31, 2004 compared to $3.1 million in the previous year. Of this, $255.6 million relates to the acquisition of HBMS. In addition, during 2004, we invested $5.2 million in mineral properties and capital equipment, including $2.0 million paid to Pasminco Resources Canada Company in satisfaction of the final cash purchase price outstanding in respect of the Gay's River Mine. Environmental deposits paid to governmental agencies after adjustment for currency translation were $0.3 million during 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        As of December 31, 2003, we had cash and cash equivalents of $2.1 million compared to $0.2 million at December 31, 2002.

        Cash required for operating activities in 2003 was $3.5 million compared with $1.2 million in the previous year. The increase in operating costs resulted from increased mine care and maintenance fees, professional fees and travel costs.

        In 2003, we raised $8.5 million through financing activities. In contrast, we incurred a cash requirement of $0.2 million in 2002. During 2003, we completed several private placements of securities for aggregate net proceeds of $8.6 million. We did not complete any financing during 2002.

        Investing activities in 2003 required funding of $3.1 million compared with cash received from such activities of $1.6 million in 2002. The major items in 2003 were costs of $1.6 million associated with the acquisition of the Balmat Mine, and environmental deposits with government agencies in respect of the Balmat and Gay's River mine properties totaling $1.6 million. In 2002, we recorded $1.2 million proceeds in respect of the sale of the San Antonio Project assets.

Contractual Obligations

        The following table summarizes, as at December 31, 2004, certain of our contractual obligations for the period specified.

	Payments Due by Period
Contractual Obligations (as at December 31, 2004)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	($000)
Long-term debt obligations	$227,850	$2,000	$15,500	$—	$210,350
Capital lease obligations	15,057	3,338	10,384	1,335	—
Operating lease obligations(1)	6,454	3,469	2,985	—	—
Purchase obligations	10,299	10,299	—	—	—
Pension and other employee future benefits obligations	14,662	14,662	—	—	—
Asset retirement obligations	52,247	1,093	8,154	2,108	40,892
Other long-term liabilities and contractual obligations	417	417	—	—	—

Total	$326,986	$35,278	$37,023	$3,443	$251,242

Note:

(1)
Does not include our share of the lease obligations of our joint venture, CMM.

Purchase Obligations

        Copper Refinery Obligation. We have entered into a commitment to deliver 85,000 tons of copper anodes annually for refining during the next year, with the option to extend for an additional year, each year. In the event that we are unable to meet the terms of the contract, we would be required to make a payment of US$0.04 per pound of copper anode not delivered. The approximate amount of this obligation is C$8.2 million.

        Copper Concentrate Purchase Obligation. We have a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually for years 2004 to 2008. Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If we cannot process the deemed tonnage in a timely manner, management believes that we will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

        We have a commitment to purchase 40,000 dry metric tonnes per year of copper concentrate from Compania Minera Dona Ines de Collahuasi through 2008. Management intends to seek opportunities to swap the tonnage with other smelters. If we cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale of the tonnage.

        No amount is included in the table due to the fact that price is dependent on future market prices.

        Routine orders to purchase goods and services comprise the remainder of our purchase obligations.

Pension and Other Employee Future Benefits Obligations

        Pension and other employee future benefits obligations comprise our contractual funding requirements in respect of pension plan and other employee future benefits in the twelve months ending December 2005. The obligatory funding requirements for the pension plan and other employee future benefits are actuarially determined and are subject to future uncertainties, including the expected rate of return on plan assets, and the discount rate on pension obligations, each of which may change over time.

Asset Retirement Obligation

        The amounts included in the asset retirement obligation represent the estimated fair value of our present legal obligation for closure and related costs at all of our existing operating and non-operating mines and properties based upon the closure plans applicable to those mines and properties. The Provinces of Saskatchewan and Manitoba have recently informed us that, in their view, our current estimate of reclamation costs may be too low and the security for the reclamation obligations may not be sufficient. We have commenced a study of reclamation costs to more accurately determine the estimated reclamation costs. The study will be awarded to an engineering firm and is expected to be completed by the end of June 2005.

        We believe our current reclamation cost estimate of approximately $51.6 million, for the HBMS properties, is adequate and is sufficiently secured by the existing security. However, we have provided additional security to the Provinces in the form of restricted cash in the amount of $13.0 million during the period of preparation of the study. Upon completion of the study, the appropriate security will be determined in consultation with the Provinces.

Other Commitments and Agreements

        We have certain other commitments and agreements that are not included in the table above, including a profit sharing plan whereby 10% of our after tax earnings for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Share Capital

        As of March 29, 2005, we have 80,714,692 common shares outstanding. In addition, as of the same date, we have 663,167 options outstanding under our share option plan and 1,171,556,075 share purchase warrants outstanding. An aggregate of 39,715,036 common shares are issuable upon exercise of these options and warrants.

Off-Balance Sheet Arrangements

        We are not involved in any off-balance sheet transactions.

Risk Profile

Overview

        We are subject to various risks in our day-to-day operations. The likelihood and severity of these risks are mitigated by application of high standards in the planning, construction and operation of our facilities. In addition, we place emphasis on hiring and retaining competent personnel and developing their skills through training in safety and loss control. We have a solid track record of developing and operating base metal mines, and our safety record, as expressed by the widely-used frequency measure of lost time accidents per 200,000 hours worked, has improved from 16.2 accidents in 1994 to consistently in the 0.8 range over the three years ended December 31, 2004.

        Business risk is also mitigated through the purchase of insurance coverage, including coverage for property damage, business interruption and liability.

Financial Risk and Financial Instruments

        Our net income is sensitive to fluctuations in metal prices. Further, the market prices of all of our metal products are U.S. dollar based and our net income is therefore sensitive to fluctuations in the US$/Cdn$ exchange rate. The approximate sensitivities of 2004 net income to movements in metal prices and exchange rates, using 2004 as a basis, are shown in the following table.

	Change	Earnings Impact
Zinc	US$0.01 per pound	Cdn$3.1 million
Copper	US$0.01 per pound	Cdn$1.3 million
Gold	US$10.00 per ounce	Cdn$1.0 million
Silver	US$1.00 per ounce	Cdn$0.9 million
Exchange Rate	Cdn$0.01 per US$1.00	Cdn$0.7 million(1)

Note:

(1)
Following the issuance of the Senior Secured Notes, prior to which the earnings impact was Cdn.$2.5 million.

        In order to mitigate the impact of fluctuating metal prices and exchange rates, from time to time we enter into derivative transactions pursuant to our Risk Management Policies and Procedures. These policies prohibit us from implementing uncovered commodity and currency positions and we do not use complex derivatives to manage our exposures. We do not hold commodity and currency positions for speculative purposes.

Credit Risk

        Substantially all of our sales are to CMM. CMM's financial results are proportionately consolidated into our financial statements through CMMSA. All of our accounts receivable from metal sales are with CMM. CMM provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. CMM mitigates its credit risk by carrying out credit evaluations on its customers, by making a significant portion of its sales on a cash basis and by maintaining insurance on its accounts receivable.

        We are exposed to credit risk in the event of non-performance by counterparties in connection with our derivative contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk but mitigate this risk by trying to deal only with financially sound counterparties and, accordingly, do not anticipate loss for non-performance.

Operational Risk

        The business of metals mining and processing is generally subject to certain types of risks and hazards including industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, vessel or other structural failure, changes in the regulatory environment and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, monetary losses and possible legal liability. As a result we could be required to incur significant costs that could have a material adverse effect on our financial performance, liquidity and results of operations.

        Our estimates of mineral reserves and mineral resources are estimates only and there can be no assurance that anticipated tonnage and grade can be achieved. To maintain or grow production levels over the long term, we must continually replace mineral reserves depleted by production by upgrading mineral resources to reserves, expanding known ore bodies or locating new ones. Success in mineral exploration is highly uncertain and there is a risk that future depletion of mineral reserves, through normal mining operations, will not be adequately replaced.

Environmental Risk

        Our activities are subject to extensive federal, provincial and local laws and regulations governing environmental protection and employee health and safety. We are required to obtain governmental permits and to comply with applicable decommissioning and reclamation rules. Although we make provision for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on our financial performance, liquidity and results of operations.

Transactions with Related Parties

        Details of related party transactions are set out in Note 18 to the financial statements.

Critical Accounting Estimates

        The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate the estimates periodically, including those relating to mineral reserve determinations, asset impairment, in-process inventory quantities, future income tax valuation reserves, asset retirement obligations, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

Mineral Reserves

        Mineral reserves are estimated to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs as well as metal prices. The costs of mineral properties and mine development are capitalized and amortized by the unit-of-production basis based on related proven and probable mineral reserves.

Impairment

        The carrying value of our operating mines and plant and equipment is periodically reviewed for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded to write down the asset to its fair value.

In-Process Inventories

        In-process concentrates and metal inventory quantities comprise the majority of our inventories by value, and represent materials that are in the process of being converted into saleable product. Measurement of in-process inventories is based on assays of material received at our metallurgical plants and estimates of recoveries in the production processes. Realizable value of in-process inventories is estimated at financial statement dates and inventories are carried at the lower of cost and net realizable value.

Future Tax Assets and Liabilities

        We use the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of our future tax assets periodically by assessing its valuation allowance and by adjusting the amount of such valuation allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

        Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. Decommissioning costs are estimated and provided for, along with an identical decommissioning asset, when a new mine or plant is placed into commercial production. The decommissioning asset is amortized on a straight-line basis over the life of the mine or plant. Restoration costs are estimated and accrued over the life of each operating mine. The accrued amounts are increased by an annual interest component such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date.

        In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from our estimates.

Pensions and Other Employee Future Benefits

        Our on-going health care benefit plans comprise the majority of post-retirement obligations. The obligations relating to these plans, together with pension plans maintained by us, are estimated based on actuarial determinations, which incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Changes in Accounting Policies

Asset Retirement Obligations

        Effective January 1, 2004, we adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine. We have recorded asset retirement obligations primarily associated with decommissioning and restoration costs. As required under the standard, we will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances will be adjusted, which will correspondingly increase or decrease the amounts expensed in future periods.

        The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the Consolidated Statement of Operations and Deficit based on application of an interest component to the existing liability.

Exploration Costs

        Prior to December 21, 2004, we were in the development stage and considered our exploration costs to have the characteristics of property, plant and equipment. As such, we deferred all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties were brought into production, at which time, they would be amortized on a unit-of-production basis based on proven and probable mineral reserves or until the properties were abandoned, sold or considered to be impaired in value, at which time, an appropriate charge would be made.

        In connection with the acquisition of HBMS on December 21, 2004, we have adopted the accounting policy of HBMS regarding exploration costs with effect from January 1, 2004. As a result of the adoption of the change in accounting policy regarding exploration costs, certain financial statement balances were restated.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Supplemental Information on HBMS Results for the full year 2004

        The following information is provided for HBMS for the twelve-month periods ending December 31, 2004 (unaudited) and 2003 (audited).

	For the year ended December 31
	2004	2003
	(Unaudited)	(Audited)
	(thousands)
Revenue	$527,354	$417,914
Operating Costs	(479,302)	(511,626)
Asset Impairment	—	(269,000)

Operating Earnings	48,052	(362,712)	(1)
Net Earnings	50,132	(330,103)
Cash Flow from Operations	93,836	(3,739)
Investing Activities	(85,081)	(118,366)
Financing Activities	35,666	121,629
Net Cash Flow	44,421	(476)

(1)
Includes asset impairment of $269,000 in 2003.

        In 2004, HBMS achieved operating cash costs of US$0.16 per pound of zinc, net of by-product credits. The US$0.28 per pound improvement over 2003 was primarily related to an impairment in 2003 in realized metal prices as well as completion of the $435 million capital expenditure on the 777 group of projects, which were all in full production during 2004.

Non GAAP Reconciliation

        Non GAAP Reconciliation of Cash Cost per pound of Zinc, Net of By-Product credits.

	For the year ended December 31
	2004	2003
	(Unaudited)	(Audited)
	(thousands)
Operating Costs per financial statements	$479,302	$511,626	(1)
Non-cash operating costs
Depreciation and amortization(1)	(52,100)	(70,700)
Accretion and other non-cash	(4,578)	(2,078)

	422,624	438,848
Less: By-product credits(2)	(372,514)	(277,261)

Cash cost net of by-products	C$50,110	C$161,587
Exchange rate (C$/US$)	1.30	1.40

Cash cost net of by-products	US$38,546	US$115,419
Zinc sales (000 lbs)	245,347	261,444
Cash cost per pound of zinc, net of by-product credits	US$0.16	US$0.44

(1)
Excluding asset impairment.

(2)
By-product credits include the Company's proportionate share of by-product sales by CMM (2004: $21.6 million, 2003: $19.6 million) and the premium on zinc oxide sales (2004: $17.8 million, 2003: $10.24 million).

        Cash cost per pound of zinc, net of by-product credits, is furnished to provide additional information and is a non-GAAP measure that does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating expenses as determined under generally accepted accounting principles. This measure is intended to provide investors with information about the cash generating capabilities of HBMS' operations. HBMS uses this information for the same purpose. Mining operations are capital intensive. This measure excludes capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

Revenue

        HBMS earned revenues of approximately $527.4 million for the year ended December 31, 2004 from sales of approximately 73,900 tonnes of copper, 111,300 tonnes of zinc (including sales to Zochem), 38,700 tonnes of zinc oxide, 75,600 ounces of gold, and 1,055,000 ounces of silver. For the year, realized metal prices averaged US$1.35/lb copper, US$0.49/lb zinc, US$387/troy oz gold, and US$6.66/troy oz silver. The Canadian to US dollar exchange rate averaged 1.30 for the year.

        Compared to 2003, total sales revenue in 2004 increased by 26%, largely related to improved realized metal prices for copper and zinc, in US$, which improved by approximately 57% and 26% respectively over 2003. Average realized gold and silver prices also improved by 14% and 38% respectively. The impact of improved metal prices was partly offset as the Canadian to US exchange rate strengthened from an average of 1.40 in 2003 to 1.30 in 2004.

        Copper and zinc sales quantities in 2004 were approximately 92% and 94%, respectively, compared to sales quantities in 2003 reflecting the metallurgical treatment of greater quantities of concentrates from HBMS owned mines and a planned maintenance summer shutdown of the copper smelter.

Operating Earnings

        Operating earnings for the year ended December 31, 2004 was approximately $48.1 million. Compared to 2003, operating earnings in 2004 increased by $411 million, of which $269 million relates to an asset impairment charge in 2003.

        HBMS mined a total of 2.55 million tonnes of ore in 2004 and tonnage mined increased at all mines compared to 2003, with the largest increase at the new 777 Mine which reached commercial production as of January 1, 2004. In total, tonnage mined was up by 15% in 2004 and both copper and zinc grade improved by 16% and 4% respectively compared to 2003.

        During 2004, the Copper Smelter processed a total of 284,100 tonnes of copper concentrates, producing 76,900 tonnes of copper metal. For the same period, the Zinc Plant processed a total of 223,000 tonnes of zinc concentrates, producing 110,200 tonnes of zinc metal. In addition to the concentrates produced from HBMS owned mines, the Flin Flon metallurgical plants processed some 98,700 tonnes of copper concentrate and 3,500 tonnes of zinc concentrate purchased from third parties.

        Improved production from our mines in 2004 reduced our requirement for purchased concentrate, and, as a result, processing of copper and zinc concentrate purchased from third parties decreased by some 10,100 and 42,800 tonnes respectively compared to 2003. Production of copper metal in 2004 was approximately 92% of 2003 largely from processing greater volumes of concentrate from HBMS mines and a planned summer maintenance shut down. Cast zinc metal production in 2004 was approximately 94% compared to 2003 primarily due to a drawdown of cathode inventory in 2003 which boosted cast metal by some 3,400 tonnes, and by the deferral of the bi-annual maintenance shutdown from 2003 into 2004.

        Depreciation and amortization totaled $52.1 million in 2004 compared to $70.7 million in 2003, with the decrease relating primarily to the impairment charge taken at the end of 2003.

Net Earnings

        Net earnings for the year ended December 31, 2004 was approximately $50.1 million compared to a loss of $330.1 million for 2003. Excluding the impact of the asset impairment in 2003, net earnings for 2004 increased by $111.3 million over 2003. The increase is comprised of $141.8 million in operating profit net of $30.5 million additional expense, which is essentially the absence of a foreign exchange gain that was realized in 2003.

Cash Flow from Operations

        Cash flow from operations in 2004 increased by approximately $97.5 million compared to 2003, primarily as a result of improved metal prices and the commencement of commercial production at the 777 Mine.

Investing Activities

        HBMS capital expenditure for 2004 totaled $69.5 million, with $15.7 million of the total required to complete the 777 group of projects, $40.7 million for mine development, and the balance required for various stay-in-business projects. This represents a decrease of 41% compared to 2003, which included $65.5 million for the 777 projects, $28.4 million mine development, and the balance for stay-in-business.

        In December 2004, $13 million was placed in trust for the governments of Manitoba and Saskatchewan as financial assurance for our asset retirement obligations. The requirement to maintain this trust value will be determined from the outcome of a study to be completed during 2005.

Financing Activities

        In 2004, HBMS entered into capital leasing (sales and leaseback) arrangements that contributed $14.4 million to financing cash flow. On December 21, 2004, HBMS issued US $175 million Senior Secured Notes bearing interest at 9.625% per annum with interest payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2005. The Notes will mature on January 15, 2012.

        As of March 24, 2005, HudBay agreed to guarantee HBMS' Notes. The HudBay guarantee is unsecured and ranks subordinate in right of payment to all senior indebtedness of HudBay. The guarantee will terminate on the date upon which HudBay owns less than a majority of the voting shares of HBMS.

        The net inflow from financing activities is the net result of the above, offset by amounts advanced to HudBay in connection with the acquisition.

March 30, 2005

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Exhibit 4.4
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
MANAGEMENT'S DISCUSSION AND ANALYSIS Supplemental Information on HBMS Results for the full year 2004